ASX/MEDIA RELEASE	16th June 2005

         Korean Patent Granted
Patent granted for electronic stimulation using
BioSiliconTM for “Smart” Orthopaedic products

Global nanotechnology company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that it has been granted its first patent in Korea.

This is an important patent covering the electronic-based properties of BioSilicon™ in the stimulation of orthopaedic tissue repair and re-engineering where scaffolds are required to support new bone growth. The technology also has application for treatment of fractures that do not heal, such as “bone non-union”.

A further key application is in management and monitoring of reconstructive orthopaedic or implant surgery. pSivida expects this new technology to have application in the attachment and integration of smart implants to bone. MEMS (micro-electronic etc) components such as strain gauges and accelerometers are currently under evaluation as monitors of hip and knee prostheses. Loosening is one of the major problems of hip replacement as it leads to both pain and further damage to nearby tissues. Current techniques such as radiography are not capable of revealing minimal loosening which provides early warning of implant-interface failure. Accelerometers attached to bone tissue can detect micro-movement between femur and prosthesis.

Korea is a key global player in the design and manufacture of micro-components for the electronics industry. This technology, based on BioSilicon™ provides the opportunity to capitalize on Korea’s technology strengths as well as the higher margins associated with healthcare products.

pSivida Managing Director Gavin Rezos said, “The global market for products enhancing bone growth and fusion is growing rapidly and this trend is likely to continue as the requirement for specialist management of a variety of orthopedic conditions increases.”

Korean Patent Number 488643 provides protection for silicon implants comprising tissue-compatible and biodegradable silicon (BioSilicon™). It further provides for electronic-based devices to facilitate the management of fractures, fusion and other related challenges in orthopedic therapy.

The pSivida Intellectual Property portfolio consists of 26 patent families, 30 granted patents and over 80 patent applications.

-ENDS-
Released by:

In Australia:	In US:
Josh Mann, CFA	Beverly Jedynak
Investor Relations	President
pSivida Limited	Martin E. Janis & Company, Inc.
Tel: + 61 8 9226 5099	Tel: 312-943-1100 ext. 12
joshuamann@psivida.com	bjedynak@janispr.com

NOTES TO EDITORS:

pSivida Limited
pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 26 patent families, 30 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.